

August 5, 2010

Via U.S. Mail and Facsimile

Chevis C. Swetman
Chairman, President and CEO
Peoples Financial Corporation
Lameuse and Howard Avenues
Biloxi, MS 39533

>   **Re: Peoples Financial Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2009**
>   **Form 10-Q for Fiscal Quarter Ended March 31, 2010**
>   **File No. 001-12103**

Dear Mr. Swetman:

    We have reviewed your response letter dated July 9, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 11. Executive Compensation, page 35

General

1. We note your response to comment 4 in our letter dated June 25, 2010.
    Please provide us with proposed revised disclosure using 2009 compensation
    information.

Compensation Discussion and Analysis, page 9 of Definitive Proxy Statement on
Schedule 14A

Salaries, page 10 of Definitive Proxy Statement on Schedule 14A

2. We note your response to comment 5 in our letter dated June 25, 2010. In
    particular, we note your representation that the component companies that
    make up the MBA and the BAI surveys are confidential and cannot be
    disclosed in your public filings. Please tell us how omission of the peer group
    companies is consistent with your disclosure obligation under Item
    402(b)(2)(xiv) of Regulation S-K. Please also identify the authority upon
    which you are relying to omit disclosure of the peer group companies.

Item 15. Exhibits and Financial Statement Schedules, page 35

Exhibit 13

Management's Discussion and Analysis

Critical Accounting Policies, page 1

3. We note your response to comment 8 in our letter dated June 25, 2010.
    Please provide us with the proposed disclosure that you intend to include in
    your future filings.

Financial Statements

Note C – Loans, page 18

4. We note your response and proposed disclosures to comment 11 in our letter dated June 25, 2010. Please address the following and provide us with your proposed disclosures:

    a. Further revise your disclosure to address your <u>specific policy</u> for obtaining both initial independent appraisals and updated appraisals for loans. Clearly identify the triggers for getting an appraisal. If you do not have a documented policy for obtaining initial and/or updated appraisals, please clarify that fact.

    b. You state that in evaluating the necessity for obtaining updated appraisals you consider such factors as "the condition of the property, time, volatility of the local market and loan to value issues." Please explain in more detail how <u>each</u> of these factors impacts your determination of whether an updated appraisal is required. For example, with regard to the age of the original appraisal, do you have a specific time period (e.g., 3 months, 6 months, 1 year) during which you believe that the information contained in the original appraisal is reflective of current market conditions?

    c. You state that the factors considered in the valuation may include the estimated sales value based on your plans for disposition which could result in adjustment to the collateral value estimates indicated in the appraisal. It appears that these are adjustments you make after you receive the valuation from the independent appraiser. In order to clarify that fact, please revise your disclosure to clearly state whether you make any upward adjustments to valuations received from third party appraisers. If so, please describe the type of adjustments and quantify the number of adjustments made, the magnitude of the adjustments to the impaired loan portfolio and provide any other quantification of such adjustments that you believe would be helpful for us to better understand the magnitude and nature of such adjustments as well as helpful in providing greater transparency to investors.

    d. Revise your disclosure to provide a more detailed explanation regarding the discounts that you apply to impaired loans with appraisals that are more than one year old. Specifically address how you determined an adjustment of 20% to 35% was appropriate. In this regard, tell us if you perform your own analysis of market comparables based on more recent data and how this is factored into your valuation. Identify how values are selected within that range of 20% to 35%.

e. Revise your disclosure to address how you consider whether collateral with an appraised value less than 12 months old may need to be adjusted. For example, discuss how you evaluate general deterioration in the marketplace over the last 12 months. Disclose the type and amount of adjustments, as appropriate.

f. In instances where current valuations of the collateral underlying impaired loans are not available, tell us how known depreciation in the collateral values of similar properties is factored into your impairment analysis. For example, if you receive an updated appraisal on a similar property that reflects deterioration in the market value of that property, do you make adjustments to the collateral values of other properties in the same area to reflect the market deterioration?

5. It appears from your disclosure on page 19 that all of your impaired loans are evaluated for a specific reserve as of period end, and that the related specific reserve for loan losses represented approximately 8.6% and 24.0% at December 31, 2009 and 2008, respectively. We also note that this ratio was approximately 9.4% at March 31, 2010. Please address the following with respect to your charge-off and reserve policies related to impaired loans and please provide us with your proposed disclosures:

a. Revise your disclosure in future filings to clarify the amount of impaired loans with a related specific reserve and the amount of impaired loans without a related specific reserve.

b. Disclose in future filings your policy related to charge-offs on impaired loans, including whether you record partial charge-offs on impaired loans. In your disclosure, describe the specific events or triggers that cause you to record charge-offs.

      c. Revise your disclosure in future filings to more thoroughly explain the reason(s) for the significant decrease in the ratio of your specific reserve for loan losses to impaired loans between 2008 and 2009.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or Kevin W. Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3418 with any other questions.

Sincerely,

William C-L Friar
Senior Financial Analyst